Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Edgen Murray Corporation and subsidiaries

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Edgen Murray Corporation and subsidiaries (the “EMC”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholder’s deficit and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the EMC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. EMC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EMC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EMC as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana

March 24, 2011

Edgen Murray Corporation and subsidiaries

Consolidated balance sheets

At December 31, 2010 and 2009

(In thousands)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$32,586	$30,100
Accounts receivable—net of allowance for doubtful accounts of $1,290 and $1,432, respectively	55,103	62,173
Accounts receivable—affiliated	459	435
Inventory	77,006	98,991
Income tax receivable	19,582	21,546
Prepaid expenses and other current assets	9,785	7,665
Deferred tax asset—net	35	2,833

Total current assets	194,556	223,743

PROPERTY, PLANT, AND EQUIPMENT—Net	12,453	15,858
GOODWILL	—	51,834
OTHER INTANGIBLE ASSETS	19,617	27,931
NOTE RECEIVABLE—AFFILIATED	95,855	100,855
OTHER ASSETS	2,935	2,877
DEFERRED TAX ASSET—Net	38	20
DEFERRED FINANCING COSTS	12,150	14,235
INVESTMENT IN UNCONSOLIDATED ENTITY	10,843	—

TOTAL	$348,447	$437,353

(Continued)

Edgen Murray Corporation and subsidiaries

Consolidated balance sheets

At December 31, 2010 and 2009

(In thousands)

	2010	2009
LIABILITIES AND SHAREHOLDER’S DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts	$2	$2
Accounts payable	31,610	33,244
Accounts payable affiliated	268	—
Accrued expenses and other current liabilities	8,084	15,388
Income tax payable	80	111
Deferred revenue	960	5,349
Accrued interest payable	26,340	2,234
Deferred tax liability—net	38	—
Current portion of long-term debt and capital leases	—	4,916

Total current liabilities	67,382	61,244
DEFERRED TAX LIABILITY—Net	4	5,758
OTHER LONG-TERM LIABILITIES	166	274
LONG-TERM DEBT	461,292	460,638

Total liabilities	528,844	527,914

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S DEFICIT:
Common stock—$.01 par value, 5,000,000 shares authorized; 2,681,564 shares issued and outstanding as of December 31, 2010 and 2009	27	27
Additional paid-in capital	(117,496)	(118,050)
Accumulated comprehensive income	409	319
Retained (loss) earnings	(63,337)	27,143

Total shareholder’s deficit	(180,397)	(90,561)

TOTAL	$348,447	$437,353

(Concluded) See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2010, 2009 and 2008

(In thousands)

	2010	2009	2008
SALES	$397,909	$508,044	$859,377
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	350,546	454,826	675,543
Selling, general, and administrative expense	44,425	48,756	63,240
Depreciation and amortization expense	11,452	11,489	12,326
Impairment of goodwill	55,849	—	—

Total operating expenses	462,272	515,071	751,109

(LOSS) INCOME FROM OPERATIONS	(64,363)	(7,027)	108,268
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated entity	1,029	—	—
Other income (expense)—net	91	(65)	838
Loss on prepayment of debt	—	(5,432)	—
Interest expense—net	(49,550)	(32,996)	(32,441)

(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(112,793)	(45,520)	76,665
INCOME TAX (BENEFIT) EXPENSE	(22,312)	(17,995)	27,331

NET (LOSS) INCOME	$(90,481)	$(27,525)	$49,334

See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of shareholder’s deficit

and comprehensive income (loss)

For the years ended December 31, 2010, 2009 and 2008

(In thousands)

	Common stock	Paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
BALANCE—January 1, 2008	$27	$(121,153)	$(3,539)	$5,334	$(119,331)
Net income	—	—	—	49,334	49,334
Comprehensive income (loss) -
Unrealized loss on interest rate derivatives—net of tax	—	—	(2,926)	—	(2,926)
Unrealized loss on foreign currency exchange contracts—net of tax	—	—	(655)	—	(655)
Foreign translation adjustments	—	—	(808)	—	(808)

Comprehensive income					44,945
Amortization of parent restricted common units and unit options	—	1,551	—	—	1,551

BALANCE—December 31, 2008	$27	$(119,602)	$(7,928)	$54,668	$(72,835)
Net loss	—	—	—	(27,525)	(27,525)
Comprehensive income (loss) -
Unrealized gains on interest rate derivatives—net of tax	—	—	7,533	—	7,533
Unrealized gains on foreign currency exchange contracts—net of tax	—	—	182	—	182
Foreign translation adjustments	—	—	532	—	532

Comprehensive loss					(19,278)
Amortization of parent restricted common units and unit options	—	1,552	—	—	1,552

BALANCE—December 31, 2009	$27	$(118,050)	$319	$27,143	$(90,561)

Net loss	—	—	—	(90,481)	(90,481)
Comprehensive income (loss) -
Foreign translation adjustments	—	—	91	—	91

Comprehensive loss					(90,390)
Amortization of parent restricted common units and unit options	—	554	—	—	554

BALANCE—December 31, 2010	$27	$(117,496)	$410	$(63,338)	$(180,397)

See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of cash flows

For the Years ended December 31, 2010, 2009 and 2008

(In thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(90,481)	$(27,525)	$49,334
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	11,452	11,489	12,326
Amortization of deferred financing costs	3,298	1,550	1,618
Impairment of goodwill	55,849	—	—
Equity in earnings of unconsolidated entity	(1,029)	—	—
Accretion of discount on long-term debt	654	14	—
Noncash accrual of interest on note payable	—	363	343
Loss on prepayment of debt	—	5,432	—
Unit-based compensation expense	554	1,552	1,551
Provision for doubtful accounts	287	454	1,361
Provision for inventory allowances and writedowns	2,515	23,198	—
Deferred income tax benefit	(2,933)	(2,218)	(688)
Loss (gain) on foreign currency transactions	113	(394)	651
Loss (gain)on derivative instruments	—	5,165	(143)
(Gain) loss on sale of property, plant, and equipment	(266)	(7)	8
Changes in assets and liabilities:
Decrease (increase) in trade and affiliated accounts receivable	1,707	67,277	(27,868)
Decrease (increase) in inventory	19,542	56,318	(27,174)
Decrease (increase) in income tax receivable	1,989	(22,207)	4,948
Decrease (increase) in prepaid expenses and other current assets	3,409	(1,150)	(2,325)
(Decrease) increase in trade and affiliated accounts payable	(2,126)	(45,030)	8,836
Increase (decrease) in accrued expenses and other current liabilities and deferred revenue	11,406	(3,974)	5,176
(Decrease) increase in income tax payable	(26)	(22,176)	20,962
Increase (decrease) in other	314	(8)	44

Net cash provided by operating activities	16,228	48,123	48,960

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated entity	(10,000)	—	—
Issuance of note receivable - affiliated	—	(100,855)	—
Purchase of PetroSteel business, net of cash acquired	(4,000)	(4,000)	(4,000)
Purchases of property, plant, and equipment	(480)	(2,322)	(5,579)
Proceeds from the sale of property, plant, and equipment	1,059	39	1

Net cash used in investing activities	(13,421)	(107,138)	(9,578)

(Continued)

Edgen Murray Corporation and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2010, 2009 and 2008

(In thousands)

	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	460,624	—
Deferred financing costs	(1,209)	(13,311)	(265)
Principal payments on notes payable and long-term debt	(4,021)	(350,821)	(2,809)
Proceeds from payment of intercompany loan	5,000	—	—
Proceeds from Asset Based Loan (“ABL”) Facility	12,760	165,660	304,892
Payments to ABL Facility	(12,760)	(169,292)	(347,915)
(Decrease) increase in managed cash overdraft	(51)	(3,175)	3,340

Net cash (used in) provided by financing activities	(281)	89,685	(42,757)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	(40)	(614)	(78)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,486	30,056	(3,453)
CASH AND CASH EQUIVALENTS—Beginning of period	30,100	44	3,497

CASH AND CASH EQUIVALENTS—End of period	$32,586	$30,100	$44

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid and received for:
Interest	$35,795	$27,309	$32,033

Income tax payments	$114	$30,015	$6,617

Income tax refunds	$21,371	$1,367	$4,951

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$149	$118	$1,259

(Concluded) See notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Notes to consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Organization —Edgen Murray Corporation (“EMC”), a Nevada Corporation, was formed on November 30, 2000 and is the U.S. subsidiary of Edgen Murray II, L.P. (“EM II LP” or “Parent”). EMC is headquartered in Baton Rouge, Louisiana. EMC’s sole subsidiary is Edgen Murray Canada, Inc. (“EM Canada”). Edgen Murray, L.L.C. (“EM LLC”), a former subsidiary of EMC, was acquired in connection with the acquisition of Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”) in May 2007. Effective November 24, 2009, EM LLC was legally dissolved and EMC succeeded to all rights, title and interests in the assets of EM LLC upon dissolution.

EMC’s Parent, EM II LP, is managed and controlled by Jefferies Capital Partners (“JCP”) through various investment funds including Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”). On May 11, 2007, institutional investors and existing management invested in EM II LP which then acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of EMC’s predecessor Parent, Edgen/Murray, L.P., which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of management. Fund III was controlled and managed by JCP. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction”.

These financial statements are provided to comply with EM II LP’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

Description of Operations—EMC is a U.S. based industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets and is operated as one reportable segment. EMC’s product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. EMC’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities.

Issuance of Senior Secured Notes—On December 23, 2009, EMC issued $465,000 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. Total proceeds of $460,624 were used to repay term loans of $348,700, accrued interest of $1,027, and transaction expenses of $862. EMC then issued a note receivable to EM Cayman Corporation (“EM Cayman”), a subsidiary of EMC’s Parent, in the amount of $100,855 comprised of the remaining proceeds of $99,573 and cash on hand of $1,282. EM Cayman used the cash from the affiliated note along with cash on hand to repay the remaining principal balance under a first lien term loan of $141,738.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (“ASC”) 105. The consolidated financial statements include the accounts of EMC and its wholly owned subsidiaries, EM Canada and EM LLC prior to its dissolution on November 24, 2009. At the date of the Recapitalization Transaction, Edgen/Murray, L.P. and EM II LP were controlled by general partners that were controlled by the same principals of JCP. In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in excess of additional paid-in capital in the statements of shareholder’s equity (deficit) and comprehensive income (loss). All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of EMC’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash equivalents—EMC considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable—Customer accounts receivable is shown net of allowance for doubtful accounts and reflects EMC’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory —Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items. As a result of deteriorated market conditions in its industry, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $248 and $21,527, respectively, to cost of sales (excluding depreciation and amortization) on the statement of operations for the years ended December 31, 2010 and 2009.

Property, plant, and equipment—Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, three to 10 years for equipment and computers, and 10 to 20 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases—EMC enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and other intangible assets—Goodwill represents the purchase price EMC paid to acquire a company in excess of the estimated fair value of tangible assets and identifiable intangible assets acquired, minus the fair market value of liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, and 1 to 6 years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amounts to the fair value of the individual assets.

In connection with the preparation of financial information and management’s conclusion that revised operating forecasts constituted an interim impairment indicator, EMC performed an interim goodwill impairment analysis at June 30, 2010 using a methodology consistent with its annual impairment test. As a result of the impairment analysis, a goodwill impairment charge of $55,849 was recorded and is included in the consolidated statement of operations for the year ended December 31, 2010. The goodwill impairment recorded at June 30, 2010 was considered to be a triggering event for further impairment analysis related to EMC’s tradename intangible asset. No impairment of the tradenames was recorded as the fair value of the assets exceeded their carrying amounts at June 30, 2010 and for the remainder of 2010.

Impairment of long-lived assets—EMC assesses the impairment of long-lived assets, including property, plant, and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

In connection with the preparation of the financial information in the second quarter 2010 and management’s conclusion that the revised forecasts constituted an interim impairment indicator, EMC tested for impairment its long-lived assets, including customer relationships and noncompetition agreements, and no impairment was recorded as the fair value of the assets exceeded their carrying amounts at June 30, 2010. No impairment of these long-lived assets was identified for the remainder of 2010 or in 2009.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2010, 2009 and 2008 were $3,298, $1,550 and $1,618, respectively. On December 23, 2009, EMC expensed $5,432 of deferred financing costs associated with the prepayment of debt; the expense is recorded within the loss on prepayment of debt in the consolidated statement of operations for the year ended December 31, 2009 (See Note 6.)

Income taxes—Under Income Taxes Topic, ASC 740, deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. EMC considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. EMC has no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue recognition—Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—EM II LP, has equity-based compensation plans for certain EMC employees and directors and accounts for these plans under Stock Compensation Topic, (“ASC 718”). ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. The unit-based compensation expense has been recorded as an increase in additional paid-in capital contributed by EM II LP on the statement of shareholder’s equity (deficit) and comprehensive income (loss) and is included within selling, general and administrative expenses on the consolidated statements of operations as the unit awards vest.

Foreign currency—EMC’s non-U.S. subsidiary, EM Canada, maintains its accounting records in its respective functional currency. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of shareholder’s equity (deficit) and comprehensive income (loss) in accordance with Foreign Currency Matters Topic, ASC 830 and Comprehensive Income Topic, ASC 220.

Foreign currency exchange transaction gains or losses are charged to earnings in the period the transactions are settled. Foreign currency transaction loss of $113, gain of $394 and loss of $651 are included in the consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008, respectively.

Derivative financial instruments—From time to time, EMC enters into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with various financial institutions. EMC does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

EMC accounts for certain derivative financial instruments in accordance with Derivatives and Hedging Topic, (“ASC 815”). ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 12 and 13 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income (loss)—ASC 220 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income (loss) includes earnings and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount EMC would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

Investment in Unconsolidated Entity – EMC’s investment in Bourland and Leverich Holding Company LLC (“B&L”), a distributor of oil country tubular goods, is accounted for under the equity method in accordance with ASC 323, Investments – Equity Method and Joint Ventures, which requires the use of the equity method of accounting unless the investor’s interest is “so minor” that the investor may have virtually no influence over operating and financial policies. Given that EMC’s investment in B&L represents 14.5% of the common equity of a limited liability company, EMC’s investment is considered to be more than minor and is therefore subject to the equity method of accounting.

EMC’s investment in B&L is included in “Investment in unconsolidated entity” on the consolidated balance sheet at December 31, 2010. Earnings on this investment are recorded in “Equity in earnings of unconsolidated entity” in the consolidated statements of operations. Any intra-entity profit or loss has been eliminated for the year ended December 31, 2010.

At December 31, 2010, the investment in unconsolidated entity was $10,843. Income from the investment in unconsolidated entity for the period August 19, 2010 through December 31, 2010 was $1,029.

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by EMC as of the specified effective date.

Revenue Recognition, ASC Topic 605: Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force. In October 2009, the FASB issued guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverables will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. EMC will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. EMC does not expect the adoption of this new guidance to have a material impact on our financial position or results of operations.

In December 2010, the FASB issued Business Combinations, ASU Topic 805: Disclosure of Supplementary Pro Forma Information for Business Combinations – A consensus of the FASB Emerging Issues Task Force. This update provides clarification requiring public companies that have completed the material acquisitions to disclose the revenue and earnings of the combined business as if the acquisition took place at the beginning of the comparable prior annual reporting period, and also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. EMC will be required to apply this guidance prospectively for business combinations for which the acquisition date is on or after January 1, 2011. EMC does not expect the adoption of this new guidance to have a material impact on our financial position or results of operations.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. EMC adopted this guidance in January 2010, and adoption did not have a material impact on EMC’s consolidated financial statements. The portion of guidance relating to disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation are not effective until fiscal years beginning after December 15, 2010. EMC does not expect that the portion of this guidance not yet adopted will have a material impact on EMC’s consolidated financial statements.

2. Property, plant, and equipment

Property, plant, and equipment at December 31, 2010 and 2009, consisted of the following:

	2010	2009
Land and land improvements	$8,805	$10,152
Building	260	1,028
Equipment and computers	20,162	20,428
Leasehold improvements	4,273	4,201
Work in progress	90	221

	33,590	36,030
Less accumulated depreciation	(21,137)	(20,172)

Property, plant, and equipment—net	$12,453	$15,858

Substantially all of EMC’s U.S. property, plant, and equipment serves as collateral for EMC’s long-term debt (see Note 6). Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $3,138, $3,160 and $2,530, respectively.

3. Intangible assets

Intangible assets at December 31, 2010 and 2009, consisted of the following:

	Gross carrying value		Accumulated amortization		Net carrying value
	2010	2009	2010	2009	2010	2009
Customer relationships	$32,464	$32,464	$25,551	$20,914	$6,913	$11,550
Non-competition agreements	22,011	22,011	13,411	9,734	8,600	12,277
Sales backlog	5,409	5,409	5,409	5,409	—	—
Tradenames	4,090	4,090	—	—	4,090	4,090
Trademarks	14	14	—	—	14	14

	$63,988	$63,988	$44,371	$36,057	$19,617	$27,931

The fair value of customer relationships and noncompetition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by EMC, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, EMC considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships has been estimated based on historical experience, while the useful life for sales backlog has been based on the scheduled delivery dates of the applicable open sales orders.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $8,313, $8,329 and $9,796 for the years ended December 31, 2010, 2009 and 2008, respectively.

The following table presents scheduled amortization expense for the next five years:

2011	8,284
2012	5,089
2013	1,808
2014	332
2015	—

The weighted-average remaining amortization period for customer relationships was one year and two years at December 31, 2010 and 2009, respectively. The weighted-average remaining amortization period for noncompetition agreements was two and three years at December 31, 2010 and 2009, respectively. Sales backlog was fully amortized at December 31, 2010 and 2009.

4. Goodwill

Under Intangibles— Goodwill and Other, ASC Topic 350, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of EMC’s reporting units are tested for impairment during the first quarter of each year, or whenever events indicate impairment may have occurred, by comparing the fair value of each reporting unit to its carrying value. Fair value is determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reportable units.

In connection with the preparation of financial information for the second quarter of 2010, EMC noted that results of operations for the first half of 2010 continued to remain below its original budget assumptions and operating forecasts. EMC began a process to reforecast budget assumptions and operating forecasts for the remainder of 2010 and the first quarter of 2011. Although sales inquiries and new order bookings had increased since March 2010, by the end of the second quarter the energy market and overall economic conditions adversely affected customers’ commitments and time frames for making capital and maintenance expenditures compared to the original assumptions and forecasts. The continued slow global economic recovery, in addition to uncertainty surrounding energy demand and commodity pricing, resulted in revised budget assumptions and operating forecasts with a slower future earnings recovery than previously forecasted. EMC revised operating forecasts constituted an interim impairment indicator. Accordingly, EMC performed and interim goodwill impairment analysis at June 30, 2010 using a methodology consistent with its annual impairment test. The methodology uses a combined discounted cash flow valuation and comparable company market value approach to determine its fair value.

This second quarter 2010 interim goodwill impairment analysis indicated that EMC failed Step 1 of the goodwill impairment test because its book value exceeded the estimated fair value. EMC performed Step 2 of the goodwill impairment analysis. The process included among other things a determination of the implied fair value of EMC’s goodwill by assigning the fair value determined in Step 1 to all of the assets and liabilities of EMC (including any recognized and unrecognized intangible assets) as if the Americas reporting unit had been acquired in a business combination; to complete the process, EMC then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on a preliminary Step 2 goodwill impairment analysis, the impairment charge was estimated to be $55,849 and was reflected in the statement of operations for the second quarter of 2010. The goodwill impairment charge recognized during the second quarter of 2010 was finalized during the third quarter of 2010, and the amount of impairment did not differ from the initial estimate. At December 31, 2010, EMC had no goodwill balance remaining as a result of this impairment charge.

The following table reflects changes to goodwill during the years ended December 31, 2010 and 2009:

Balance—January 1, 2009	$47,655
PetroSteel earn-out adjustment	4,000
Foreign currency translation	179

Balance—December 31, 2009	51,834
PetroSteel earn-out adjustment	4,000
Goodwill impairment	(55,849)
Foreign currency translation	15

Balance—December 31, 2010	$—

At December 31, 2010, goodwill excluding any previous impairment charge was $55,849.

As a result of earn-out provisions in EMC’s purchase agreement to acquire the business of Petro Steel International, L.P. and Petro Steel International, LLC (collectively, “PetroSteel”), in May 2010 EMC paid a final purchase price adjustment of $4,000.

5. Investment in unconsolidated entity

On August 19, 2010, EM II LP’s subsidiary, EMC, invested $10,000 in exchange for 14.5% of the common equity in B&L, a distributor of oil country tubular goods. The B&L investment is accounted for using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures.

Equity method investments are included in “investment in unconsolidated entity” on the consolidated balance sheets. Earnings on this investment are recorded in Equity in earnings of unconsolidated entity within the consolidated statements of operations. At December 31, 2010, the investment in B&L was $10,843. Income from the investment in B&L for the period August 19, 2010 through December 31, 2010 was $1,029.

Summarized financial information for B&L is as follows:

Period August 19, 2010 to December 31, 2010
Sales	$239,673
Gross profit	27,100
Income from operations	14,788
Net income	6,493

December 31, 2010
Balance Sheet information:
Current assets	$158,789
Long-term assets	173,416
Current liabilities	64,634
Long-term liabilities	195,796

Net assets	$71,775

In addition to EMC’s investment in B&L, EMC entered into a services agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services for an annual fee of $2,000 and reimbursement of costs incurred by EMC. Selling, general, and administrative expense, net of service fee income, on the statement of operations includes $740 of service fee income related to the services agreement for the period August 19, 2010 through December 31, 2010.

6. Credit arrangements and long-term debt

Credit arrangements and long-term debt consisted of the following as of December 31, 2010:

	2010	2009
$465,000 12.25% EMC Senior Secured Notes, net of discount of $3,708 and $4,362 at December 31, 2010 and 2009, respectively, secured by a lien on the principal U.S. assets of EMC and EM II LP, including up to 65% of the voting stock of EM II LP’s non-U.S. subsidiaries; due January 15, 2015	$461,292	$460,638
$175,000 ABL Facility, due May 11, 2012	—	—
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, maturity May 11, 2010	—	4,906
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	—	10

Total	461,292	465,554
Less current portion	—	(4,916)

Long-term debt	$461,292	$460,638

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% (“EMC Senior Secured Notes”) with an original issue discount of $4,376. The proceeds from the issuance of the EMC Senior Secured Notes, plus $44,435 of cash on hand, were used to fully repay the Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(3)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(4)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; or

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, EMC may redeem up to 35% of their aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions where the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC Senior Secured Notes contains various covenants that limit EMC’s discretion in the operation of its business. The indenture, among other things, limits: (i) EMC’s ability and the ability of its subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of our business, and enter into certain transactions with affiliates; (ii) EMC’s ability to pay dividends or make certain other restricted payments; and (iii) EMC’s ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of EMC’s assets.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary.

The EMC Senior Secured Notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP) (or such other percentage to the extent necessary not to require the filing with the SEC (or any other governmental agency) of separate financial statements of any such first-tier non-U.S. subsidiary)) now owned or hereafter acquired; and

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts, are subordinated to a lien thereon that secures our ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to our ABL Facility to the extent of the value of such assets.

On September 14, 2010, EMC completed an exchange offer for any and all of its outstanding EMC Senior Secured Notes. Holders of EMC Senior Secured Notes who participated in the exchange offer received notes substantially identical to those held prior to the exchange offer, but that were registered under the Securities Act of 1933, as amended.

ABL Facility—On May 11, 2007, EM II LP entered into the ABL Facility between JPMorgan Chase Bank, N.A., and EMC, EM Canada, and EM Europe, jointly. In August 2008, EM II LP exercised the $25,000 accordion feature of the ABL Facility, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The ABL Facility is a $175,000 global credit facility, of which:

•	EMC may utilize up to $165,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $50,000;

•	EM Canada may utilize up to $7,500; and

•	Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Pte and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the facility utilized by EM Europe.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EM Cayman, EMGH, PAL, EM Europe, EM Canada and EM Pte. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the ABL Facility.

The ABL Facility contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if EMC’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000 until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The ABL Facility also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. As of December 31, 2010, EMC was in compliance with the financial, affirmative and negative covenants required by the ABL Facility, and EMC’s aggregate availability exceeded the thresholds described above.

As of December 31, 2010, there were no cash borrowings under the ABL Facility and outstanding letters of credit totaled $22,136, including a letter of credit issued to HSBC in the amount of $12,000, which supports the local credit facility of EM FZE. As of December 31, 2010, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of our Borrowing Base on that date):

				Affiliated
	EMC		EM Canada	EM Europe	EM Pte	Total
Total Availability	$70,733		$2,621	$23,117	$10,000	$106,471
Less utilization	20,133	(a)	37	2,162	3,332	25,664

Net availability	$50,600		$2,584	$20,955	$6,668	$80,807

(a)	Includes a letter of credit in the amount of $12,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE local facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. At December 31, 2010, EM FZE had the ability to borrow up to $12,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness.

This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing London Interbank Offered Rate, plus a margin of 2%. At December 31, 2010, there was approximately $861 in letters of credit issued under the local facility. Availability under the local credit facility was $11,139 and $4,269 at December 31, 2010 and 2009, respectively.

First and Second Lien Credit Agreements—On May 11, 2007, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into first and second lien credit agreements (together, the “Term Loan Agreements”) and guarantee and collateral agreements (“GC Agreements”), in connection with the issuance of $500,000 of term debt. Under the GC Agreements, EM II LP and EMC and its U.S. subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $355,000 of the Term Loans issued by EMC. Also under the GC Agreements, EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $145,000 of the first lien Term Loan debt issued by EM Cayman.

On December 23, 2009, with the proceeds from issuance of the EMC Senior Secured Notes, plus cash on hand, the Company fully repaid the outstanding balance on the First and Second Lien Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311.

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, EMC entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel which accrued interest at a rate of 8% per annum compounded annually. In May 2010, the note, including accrued interest of $1,040 was paid in full. As of December 31, 2009, accrued interest on the note payable was $906.

Third party guarantees—In the normal course of business, EMC provides performance guarantees directly to third parties on behalf of its subsidiaries and affiliated subsidiaries. As of December 31, 2010 and 2009, EMC had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $9,105 and $7,607, respectively, to third parties to secure payment performance by EMC. The outstanding aggregate value of guaranteed commitments at December 31, 2010 and 2009, were $9,105 and $7,607, respectively, for which no commitment extended beyond one year.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all outstanding credit arrangements and long-term debt for the years after December 31, 2010, are as follows:

2011	$—
2012	—
2013	—
2014	—
2015	461,292
Later years	—

Total	$461,292

7. Common stock

Common stock—The holders of EMC; Class A Common Stock $.01 per share (“Class A Common Stock”), are entitied to vote. All of the 2,681,564 outstanding shares of Class A Common Stock are held by EM II LP.

8. Equity-based compensation

EMC’s Parent, EM II LP, has plans under which non-vested common limited partnership units and options to purchase EM II LP common limited partnership units (collectively, “units”) have been granted to executive officers, directors and certain EMC employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common limited partnership units.

The unit-based compensation expense recorded for these plans was as follows for the year ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
Unit-based compensation expense by type:
Unit options	$244	$709	$708
Restricted common units	310	843	843

Total unit-based compensation expense	554	1,552	1,551
Tax benefit recognized	10	—	—

Unit-based compensation expense — net of tax	$544	$1,552	$1,551

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally 3 or 5 years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

The unit-based compensation expense for the year ended December 31, 2010 reflects the reversal of compensation expense related to non-vested restricted units forfeited by employees during the period, and the cumulative effect of a change in the forfeiture rate of unit options which was increased from 5% to 25% to align with EMC’s actual experience since grant date. This change resulted in the cumulative effect of a $443 reduction in unit-based compensation for the year ended December 31, 2010.

Unit options—Certain EMC employees received EM II LP unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each option granted during 2010 was $69.26. The fair value was estimated on the date of grant using the Black-Scholes pricing model. The weighted-average assumptions for unit options awarded in 2010 was as follows:

Weighted average black-scholes assumptions
Risk-free interest rate	1.87%
Expected volatility	50.0%
Expected dividend yield	None
Expected term	6.5 years

The expected term for employee unit options was calculated using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The risk-free interest rate is based on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which EM II LP and its subsidiaries operate and for which management believes is comparable.

Unit option activity—A summary of unit option activity during the years ended December 31, 2010 and 2009, is as follows:

	Number of options	Weighted- average exercise price
Outstanding—January 1, 2009	7,525	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(250)	1,000

Outstanding—December 31, 2009	7,275	$1,000
Granted	1,075	—
Exercised		—
Canceled or expired	(620)	1,000

Outstanding—December 31, 2010	7,730	$1,000

Exercisable—December 31, 2010	4,155	$1,000

As of December 31, 2010 and 2009, there was $1,034 and $1,945, respectively, of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 3.00 and 2.12 years, respectively.

The information relating to EM II LP unit options outstanding at December 31, 2010, is as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted- average exercise price	Weighted- average remaining years	Number exercisable	Weighted- average exercise price
$1,000	7,730	$1,000	3.00	4,155	$1,000

Restricted common units—Certain EMC employees and directors received restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

As of December 31, 2010 and 2009, all outstanding restricted common units were time-based vesting awards which were expected to vest. The EM II LP Equity Incentive Plan authorizes the granting of awards to employees of EM II LP’s subsidiaries of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

The following table summarizes restricted common unit activity for the periods shown:

Outstanding at January 1, 2008	12,103
Vested	(4,030)
Granted	—
Canceled	(29)

Outstanding at December 31, 2008	8,044
Vested	(3,865)
Granted	—
Canceled	—

Outstanding at December 31, 2009	4,179
Vested	(3,838)
Granted	150
Canceled	(330)

Outstanding at December 31, 2010	161

The weighted-average fair value of all restricted common units vested for the years ended December 31, 2010, 2009 and 2008 was $1,000. The weighted-average fair value of all restricted common units unvested at December 31, 2010 was $359.97.

The fair value of restricted units granted in 2010 of $312.26 was based on a valuation methodology which used a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common limited partnership units to determine the fair value of a common limited partnership unit at the grant date.

As of December 31, 2010 and 2009, there was $47 and $916, respectively, of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 2.50 years and 3.58 years, respectively.

9. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2010 and 2009, are as follows:

	2010	2009
DEFERRED TAX ASSETS:
Deferred compensation	165	166
Inventory	1,307	1,961
Bad debt allowance	474	519
Accrued bonuses and professional fees	154	65
Unrealized foreign currency gain / (Loss)	206	—
Net operating loss carryforwards	2,900	—
Tax credits	76	—
Interest rate swap	—	1,898
Goodwill and other intangible assets	10,788	3,369
Basis difference in non-controlled investment	227	—
Stock based compensation	1,189	—
Other	137	807

Gross deferred tax assets	17,623	8,785
Less: Valuation allowance	(11,492)	—

Net deferred tax assets	$6,131	$8,785

DEFERRED TAX LIABILITIES:
Inventory	(444)	—
Acquired customer relationships and tradenames	(4,163)	(10,553)
Basis difference in fixed assets	(539)	(971)
Stock based compensation	(521)	—
Other	(433)	(165)

Gross deferred tax liabilities	(6,100)	(11,689)

NET DEFERRED TAX ASSET / (LIABILITY)	$31	($2,904)

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year.

(Loss) income from continuing operations for each jurisdiction follows:

	2010	2009	2008
United States	$(110,734)	$(44,145)	$75,556
Foreign	(2,059)	(1,375)	1,109

Total	$(112,793)	$(45,520)	$76,665

Components of income tax (benefit) expense are as follows:

	2010	2009	2008
Current:
United States	$(19,163)	$(15,327)	$27,416
Foreign	(217)	(441)	614

	(19,380)	(15,768)	28,030
Deferred:
United States	(2,961)	(2,278)	(351)
Foreign	28	51	(348)

	(2,933)	(2,227)	(699)

Total	$(22,313)	$(17,995)	$27,331

For the years ended December 31, 2010, 2009 and 2008, the Company recognized a net income tax benefit of $1,771, $1,898 and $4,643 on ASC 815 derivatives related to interest rate swaps and foreign currency exchange contracts executed in 2010, 2009 and 2008, respectively.

For the years ended December 31, 2010, 2009 and 2008, the Company made payments related to income taxes totaling $114, $30,015 and $6,617, respectively.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	2010		2009		2008
U.S. federal income tax expense at statutory rate	$(39,478)	(35)%	$(15,932)	(35)%	$26,833	35%
Differences in foreign income tax rates	144	—	83	—	(61)	—
State income taxes—net of U.S. federal income tax benefit (expense)	1,158	1	(2,096)	(5)	1,983	3
Nondeductible expenses and other	(3)	—	(50)	—	(1,424)	(2)
Goodwill impairment	7,930	7	—	—	—	—
Full valuation allowance	7,937	7	—	—	—	—

Total provision for income taxes	$(22,312)	(20)%	$(17,995)	(40)%	$27,331	36%

The income tax benefit for year ended December 31, 2010 reflects the pre-tax loss from operations at the Company’s estimated annual effective tax rate. In addition, for the year ended December 31, 2010, the estimated annual effective tax rate and income tax benefit reflect the impact of a goodwill impairment charge of $55,849 for which $22,918 was related to non-deductible goodwill, and the impact of recording a valuation allowance of $9,289 against future tax benefits.

At December 31, 2010, 2009, and 2008, U.S. income taxes were not provided on earnings of EM Canada, EMC’s non-U.S. subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if the Company determines that the earnings will be remitted, additional tax provisions may be required.

10. Commitments and contingencies

Operating leases—EMC leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to six years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $2,874, $2,988 and $2,353 for the years ended December 31, 2010, 2009 and 2008 respectively.

Employment agreements—In the ordinary course of business, EMC has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings—EMC is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on EMC’s consolidated financial position, results of operations or cash flows.

11. Concentration of risks

For the years ended December 31, 2010, 2009 and 2008, EMC’s 10 largest customers represented approximately 27%, 28%, and 29%, respectively, of EMC’s sales, and no one customer accounted for more than 6%. In addition, approximately 78%, 66%, and 49% of EMC’s consolidated revenues were derived from customers in the oil and gas industry for the years ended December 31, 2010, 2009, and 2008, respectively.

Financial instruments that would potentially subject EMC to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

EMC relies on a limited number of third parties to supply its inventory. During the years ended December 31, 2010, 2009 and 2008, EMC’s 10 largest vendors accounted for approximately 50%, 48%, and 52%, respectively, of EMC’s purchases, and EMC’s single largest vendor accounted for approximately 26%, 10%, and 9%, respectively, of EMC’s purchases for these periods.

12. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of EMC are conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in derivative financial instruments is undertaken.

EMC’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management, including the chief financial officer, the treasurer and respective local accounting management for all company locations. Following evaluation of those positions, EMC enters into derivative financial instruments to manage certain exposures. EMC enters into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Currency exchange rate risk—EMC hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. In these transactions, EMC executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent EMC forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, EMC significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in ASC 815, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. EMC does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with ASC 815 included forecasted purchase commitments. At December 31, 2010 and 2009, there were no designated forward contracts outstanding or earnings deferred in other comprehensive income.

At December 31, 2008, comprehensive loss included a net unrealized loss of $182, net of taxes, on outstanding designated forward contracts. At December 31, 2009, there were no foreign currency exchange contracts outstanding. The fair value of foreign currency exchange contracts outstanding at December 31, 2010 was a liability of $88, included in other current liabilities on the consolidated balance sheet. At December 31, 2010, the notional amount of outstanding foreign currency contracts was $4,431.

Interest rate risk—Following the December 23, 2009 Bond Offering and repayment of the Term Loans, EMC’s variable interest rate risk was limited to our ABL Facility cash borrowings. As of December 31, 2010 there were no cash borrowings under the ABL Facility.

In connection with the issuance of the Term Loans on May 11, 2007 and in accordance with the Term Loan Agreements, EMC entered into interest rate derivatives to reduce its exposure to interest rate risk related to the floating rate debt. The Term Loan Agreements required a minimum of 50% of the outstanding Term Loans to be hedged for a period of not less than three years from the inception of the Term Loans. EMC entered into two interest rate swaps, which terminated on August 13, 2009, that converted an aggregate notional principal of $275,000 under the First Lien Term Loan from floating to fixed interest rate payments. Under these interest rate swaps, EMC paid fixed rates of interest on an aggregate notional amount of $275,000 ranging from 5.15% to 4.88% percent while simultaneously receiving floating rate interest payments ranging from 0.92% to 0.45% on the same notional amount during the period ended August 13, 2009.

Additionally, at the inception of the Term Loans, EMC entered into an interest rate swap and interest rate collar that converted a notional principal of $75,000 and $100,000, respectively, under the First Lien Term Loan from floating interest rate to fixed interest rate payments. Both the $75,000 interest rate swap and $100,000 interest rate collar began on August 13, 2009 and are scheduled to terminate August 17, 2010. The $75,000 interest rate swap pays a fixed rate of interest at a rate of 4.88% while simultaneously receiving floating rate interest, which was set at 0.44% at December 31, 2009 on the same notional amount. The $100,000 interest rate collar incurs a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. At December 31, 2010 EMC was paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.44% on the same notional amount. In accordance with the Second Lien Term Loan, EMC also entered into an interest rate swap that converts an aggregate notional principal of $75,000 from floating to fixed interest rate payments. Under this transaction, EMC pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment set at, 0.44% as of December 31, 2010 on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010. The fixed rate side on each of the interest rate swaps will not change over the term of the interest swaps. The floating rate payments are reset quarterly based on three-month LIBOR.

Prior to the extinguishment of the Term Loans, EMC concluded that the interest rate swaps and collar qualified as cash flow hedges under the provisions of ASC 815. The interest rate swaps and collar were considered substantially effective for the Year ended December 31, 2009 and gains and losses related to the interest rate swaps and collar, net of tax, were reported as a component of accumulated other comprehensive income (loss). Upon the extinguishment of the Term Loans, the interest rate derivatives were no longer considered effective and were recognized in earnings.

When the interest rate swaps were outstanding, a net settlement occurred quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts was the net difference between the fixed rates payable and the floating rates receivable over the quarter. For interest rate derivatives that were deemed effective, the settlement was recognized as a component of interest expense in the consolidated statement of operations.

At December 31, 2010, there were no interest rate derivatives outstanding. At December 31, 2009, the interest rate derivatives were liabilities of $5,060 and are included in accrued expenses and other current liabilities on the consolidated balance sheet.

Credit risk—EMC’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. EMC has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

The following table provides required information with respect to the classification and loss amounts recognized in income before taxes as well as the derivative-related contract losses deferred in other comprehensive income (net of taxes) for the years ended December 31, 2010, 2009, and 2008:

Designated derivative instruments	Gain or (loss) recognized in OCI (effective portion)		Location of gain or (loss) reclassified from OCI to income	Gain or (loss) reclassified from OCI to income		Location of gain or (loss) in income before tax (ineffectiveness)	Gain or (loss) in income before tax (ineffective portion)
	2010	2009		2010	2009	2008		2010	2009	2008
Forward contracts	$—	$(200)	Cost of sales	$—	$(107)	$1,361	SG&A	$—	$(336)	$189
			SG&A		(275)	(182)
Interest rate swaps and collar	—	(1,393)	Interest expense	—	(8,926)	(3,418)	SG&A	—	—	—

Total	$—	$(1,593)		$—	$(9,308)	$(2,239)		$—	$(336)	$189

Non-designated derivative instruments	Location of (gain) or loss recognized income	Gain or (loss) in income (ineffective portion)
		2010	2009	2008
Forward contracts	SG&A	$41	$116	$(195)
Interest rate swaps and collar	Other Income (Expense)	—	(234)	—

13. Fair value

EMC follows the provisions of Fair Value Measurements and Disclosures, ASC Topic 820 (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

•	Unadjusted quoted prices in active markets for similar assets or liabilities, or

•	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	Inputs other than quoted prices that are observable for the asset or liability

Level 3—Unobservable inputs for the asset or liability

EMC endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. EMC’s financial liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009 are as follows:

	As of December 31, 2010
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Liabilities:
Foreign currency exchange contracts(1)	$—	$88

	As of December 31, 2009
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Liabilities:
Interest rate swaps and collar(2)	—	5,060

(1)	As a result of its global operating and financing activities, EMC is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect its operating results and financial position. When deemed appropriate, EMC minimizes its risks from foreign currency exchange rate fluctuations through the use of derivative financial instruments. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The forward foreign currency exchange contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

(2)	In accordance with the Term Loans, EMC partially hedged its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments were used to manage risks and are not used for trading or other speculative purposes, and EMC does not use leveraged derivative financial instruments. The interest rate swaps and collars were valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performed procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments were classified within Level 2.

The comparison of carrying value and fair value of EMC’s financial instruments at December 31, 2010 and 2009 is presented below:

	2010		2009
	Carrying value	Fair value	Carrying value	Fair value
EMC Senior Secured Notes	$461,292	$406,875	$460,638	$455,700
Cash at bank and in hand	32,586	32,586	30,100	30,100
Accounts receivable	55,562	55,562	62,608	62,608
Accounts payable	31,878	31,878	33,184	33,184

The fair value amounts shown are not necessarily indicative of the amounts that EMC would realize upon disposition, nor do they indicate EMC’s intent or ability to dispose of the financial instruments.

The fair value of the EMC Senior Secured Notes and the Term Loans has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. EMC believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

EMC believes that the carrying amount of other financial assets and liabilities approximates fair values.

14. Employee benefit plans

EMC maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. EMC matches 50% of up to 6% of the employees’ contributions. The plan provides that employees’ contributions will be 100% vested at all times and that EMC’s contributions vest over a five-year period. EMC contributed $491, $390, and $619 to this plan for the years ended December 31, 2010, 2009, and 2008, respectively.

EMC also has a benefit arrangement with employees in Canada which has limited participants and related costs to EMC.

15. Related-party transactions

EMC conducted business with certain subsidiaries of EM II LP in the normal course of business. Sales to these affiliated companies were $1,859, $11,909 and $10,134 for the years ended December 31, 2010, 2009 and 2008, respectively. Purchases from these affiliated companies were $2,037, $7,931 and $8,990 for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009, EMC had trade receivables from affiliated companies of $459 and $435. As of December 31, 2010 EMC had trade payables from affiliated companies of $268. There were no trade payables from affiliated companies as of December 31, 2009.

In connection with the Recapitalization Transaction, EMC has receivables of $2,715 and $2,933 at December 31, 2010 and 2008, respectively, related to expenses paid on EM II LP’s behalf which are included in within other assets on the consolidated balance sheets.

In connection with the issuance of the EMC Senior Secured Notes and the repayment of the Term Loans on December 23, 2009, EMC issued an affiliated note to EM Cayman in the amount of $95,855, due January 15, 2015, which is presented as a Note Receivable – Affiliated on the consolidated balance sheet at December 31, 2010 (See Note 5). Interest accrues on the EM Cayman Note at 12.25% semi-annually and is due on each January 15 and July 15, commencing on July 15, 2010. EMC has accrued interest receivable of $5,456 within prepaid expense and other current assets at December 31, 2010 related to the Note Receivable.

During the years ended December 31, 2010, 2009 and 2008, EMC made payments to JCP of $60, $66 and $47, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP.

On August 19, 2010, a newly formed entity controlled by JCP acquired the assets of B&L. In connection with the acquisition, EMC invested $10,000 in exchange for 14.5% common equity in B&L. The president and chief executive officer of EMC, who is also the chairman and director of the general partner of EM II LP, serves as non-executive chairman of the board of directors for B&L. In addition, certain JCP employees, who serve as directors of the general partner of EM II LP, serve on the board of directors on B&L.

For the year ended December 31, 2010, EMC had purchases from B&L of $1,058 in the normal course of business. EMC had $3 of amounts due to B&L included in accounts payable on its consolidated balance sheet at December 31, 2010.

EMC also entered into a Service Fee Agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services, for a $2,000 annual fee. Selling, general, and administrative expense, net of service fee income on the statement of operations includes $740 of service fee income related to the Service Fee Agreement for the three and Year ended December 31, 2010.

In August 2010, B&L granted equity awards to EMC’s chief executive officer, who serves as a board member of B&L, and certain Edgen Murray employees who will be providing selling, general and administrative services to B&L. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.55 Class B units all of which vest over a five year period.

15. Subsequent event

EMC evaluated for subsequent events through the date these financial statements were issued and concluded that there were no significant events requiring recognition or disclosure.